SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2006. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2 3 4 5

Copies of the disclosure letters we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the following:

Resignation of Mr. Tsuyoshi Kawashima as a director of Philippine Long Distance Telephone Company (the “Company”) effective at the close of business hours on November 5, 2007, and election of Mr. Takashi Ooi as a director of the Company effective on November 6, 2007 and for the unexpired term of his predecessor in office, Mr. Tsuyoshi Kawashima;

Press release regarding the Company’s financial condition and results of operations for the nine (9) months ended September 30, 2007;

Press release regarding the Company’s commencement of solicitation of consents from holders of the Company’s 11.375% Notes due 2012, 10.5% Notes due 2009 and 8.35% Notes due 2017 to effect certain proposed amendments to the indentures governing said Notes;

Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock and Series G, N, P and S 10% Cumulative Convertible Preferred Stock; and

Approval of the purchase and acquisition by the Company of the fixed line business of Pilipino Telephone Corporation, subject to execution of a definitive agreement and procurement of requisite regulatory approvals.

5 11 8 4 5

Exhibit 1

November 6, 2007

Philippine Stock Exchange

Disclosure Department

4/F PSE Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C regarding the following:

1. resignation of Mr. Tsuyoshi Kawashima as a director of Philippine Long Distance Telephone Company (the “Company”) effective at the close of business hours on November 5, 2007; and

2. election of Mr. Takashi Ooi as a director of the Company effective on November 6, 2007 and for the unexpired term of his predecessor in office, Mr. Tsuyoshi Kawashima.

This shall serve as our disclosure in compliance with the PSE Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

November 6, 2007

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C regarding the following:

1. resignation of Mr. Tsuyoshi Kawashima as a director of Philippine Long Distance Telephone Company (the “Company”) effective at the close of business hours on November 5, 2007; and

2. election of Mr. Takashi Ooi as a director of the Company effective on November 6, 2007 and for the unexpired term of his predecessor in office, Mr. Tsuyoshi Kawashima.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,186,117 As of September 30, 2007	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

---------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  6 November 2007

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11. Item 4 (Election of Director)

In compliance with the disclosure requirements of the Securities and Exchange Commission, we advise you of the following:

1. Mr. Tsuyoshi Kawashima tendered his resignation from his directorship in Philippine Long Distance Telephone Company (the “Company”), effective at the close of business hours on November 5, 2007.

The resignation of Mr. Kawashima is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operation.

2. At the meeting of the Board of Directors of the Company held on November 6, 2007, Mr. Takashi Ooi was elected as a director of the Company effective on November 6, 2007 and for the unexpired term of his predecessor in office, Mr. Tsuyoshi Kawashima.

Mr. Takashi Ooi built his career in Nippon Telegraph and Telephone Corporation and its subsidiaries NTT Communications Corporation (NTT Com) and NTT America. He is presently the Vice President for Network Integration and Solutions, Global Business Division of NTT Com, and is responsible for network and solutions proposals and installation for global multi-national companies. From March 2001 to June 2006, he was Vice President for Product Management, Global Business Division of NTT Com, responsible for development of global network services for global multi-national companies. He served as Director of NTT America and Technical Advisor to Teligent, Inc. from November 1997 to February 2001. Prior to that, he held managerial positions in various departments of NTT Com. Mr. Ooi obtained his Master of Science Degree in Physics and Master of Business Administration Degree from the University of Tokyo and Boston University, respectively.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

November 6, 2007

Exhibit 2

November 6, 2007

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the nine (9) months ended September 30, 2007.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

November 6, 2007

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the nine (9) months ended September 30, 2007.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,186,117 As of September 30, 2007	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. 6 November 2007

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

PLDT Press release

NINE MONTHS 2007 CORE NET INCOME UP 13% or P3 BILLION

TO P26.2 BILLION

REPORTED NET INCOME IMPROVES 3% TO P 26.5 BILLION

INCOME BEFORE TAX RISES 36% or P10.5 BILLION TO P 40 BILLION

CONSOLIDATED EBITDA AT P62.0 BILLION

CORE EARNINGS GUIDANCE UPGRADED TO P34.5- P 35 BILLION

BOARD APPROVES BOND CONSENT SOLICITATION PROCESS

•         Consolidated core net income at P26.2 billion for the first nine months of 2007, an increase of 13% or P 3 billion from previous year’s P23.2 billion

•         Reported net income of P26.5 billion, 3% higher than last year, due to lower additional depreciation charges offset by an increase in provision for taxes of P10.0 billion

•         Income before tax surged 36% to P40 billion in the first nine months of 2007 while provision for taxes increased by P10 billion to P13 billion during the period

•         Consolidated EBITDA reached P62.0 billion, up 4% from last year’s P59.4 billion; consolidated EBITDA margin at 62% of service revenues

•         Consolidated service revenues improved 9% year-on-year to P100.5 billion; wireless service revenues increased 10% to P64.1 billion

•         Free cash flow at P36 billion after incurring capital expenditures of P14.5 billion

•         Cellular net additions of 4.1 million for the period; subscriber base now over 28.3 million

•         Broadband continues strong growth as broadband subscribers hit the 501,000 mark and total revenue contribution from broadband and internet services surged 43% to P5.3 billion for the first nine months of 2007

•         Core earnings guidance upgraded to P34.5- P35 billion for the year

•         Board approves consent solicitation from PLDT’s 2009, 2012, and 2017 bondholders to amend existing restrictive covenants in order to improve the Company’s capital management flexibility

MANILA, Philippines, 6th November 2007 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced consolidated core net profit, before foreign exchange translation and derivative gains, of P26.2 billion for the first nine months of 2007, up 13% or P3 billion from P23.2 billion in the same period last year. Reported net income, reflecting such translation and derivative gains, rose by 3% to P26.5 billion compared with the reported net income of P25.7 billion in the same period last year. Lower additional depreciation charges were reduced by significantly higher income tax provisioning. The Group’s income before tax in the first nine months of 2007 increased by 36% to P40 billion. Provision for income tax, however, also increased by over 300%, or about P10 billion, to P13 billion as the Group’s effective tax rate rose to 33%.

Consolidated service revenues increased by 9% to P100.5 billion, despite the 9% appreciation of the peso which negatively impacted the growth of service revenues by almost 4%, owing to the linkage to the U.S. Dollar of 38% of PLDT’s consolidated revenues. If the Peso-U.S. Dollar exchange rate had remained stable for the period

Page 5 of 11

Exhibit 2

under review, consolidated service revenues would have grown by approximately 13%, or by a further P3.7 billion. Consolidated EBITDA improved by 4% to P62.0 billion while EBITDA margin was at 62%.

Consolidated free cash flow remained robust at P36 billion in the first nine months of 2007, with consolidated capital expenditures of P14.5 billion during the period. Capital expenditures for the Group are expected to reach P25 billion in 2007 as a result of the better than expected take up of cellular and broadband subscribers.

The Group’s consolidated balance sheet continued to strengthen with consolidated gross debt balances reduced to US$1.5 billion, after debt repayment of almost US$206 million were made in the first nine months of 2007. After reflecting cash balances, consolidated net debt stood at only US$1.1 billion as at 30th September 2007 compared with US$ 1.4 billion last year. As of the same date, the Group’s consolidated net debt to EBITDA stood at 0.60 times, net debt to free cash flow at 1.2 times, and net debt to equity at 0.48 times.

On 5th November 2007, the Board of Directors of our wireless subsidiary, Pilipino Telephone Corporation (“Piltel”), approved the redemption of Piltel’s Series J preferred shares held by PLDT. These shares were issued at a price of 1,000 per share over the period 2000 to 2003 in relation to the Letter of Support executed by PLDT under the terms of Piltel’s original debt restructuring and carry an effective dividend rate of 9% per annum. The shares will be redeemed at the original issue price for a total payment of 4.93 billion plus 195.9 million in accrued dividends up to the redemption date of 5th December 2007.

The Piltel Board also approved the sale of Piltel’s fixed line business to PLDT subject to the execution of a definitive agreement and fulfillment of certain closing conditions, including the procurement of the requisite regulatory approvals. The sale and transfer will allow Piltel to concentrate its resources on its wireless business and, at the same time, bring together the PLDT Group’s local exchange carrier businesses to derive operating efficiencies. Piltel’s 40,415 fixed line subscribers will benefit because of the upgrades being undertaken by PLDT on its own fixed line infrastructure. PLDT has been managing Piltel’s fixed line business since July 2001 under a Facilities Management Agreement.

Wireless: Continuing to Trend Upwards

Consolidated wireless service revenues rose to P64.1 billion for the first nine months of 2007, 10% higher than the P58.0 billion realized in the same period last year. Cellular data revenues grew by 15%, voice revenues by 3% and wireless broadband revenues surged by 205%. Wireless service revenues in the third quarter, which are typically lower compared with other quarters, declined by 5% quarter-on-quarter to P21.1 billion from P22.2 billion as the second quarter benefited from the impact of election-related spending.

Consolidated wireless EBITDA improved by 9% to P41.9 billion in the first nine months of 2007 from P38.2 billion for the same period in 2006. EBITDA margin stood at 65%.

Exhibit 2

The PLDT Group’s total cellular subscriber base grew by 4.1 million to 28.3 million from year end 2006. Smart recorded net additions of approximately 2.7 million subscribers while Talk ‘N Text added about 1.4 million subscribers to end the first nine months of 2007 with 19.9 million and 8.3 million subscribers, respectively.

“Smart’s continued strong subscriber growth has been achieved through focused on-the-ground sales activities and more aggressive acquisition programs. We are also addressing usage levels through a segmented approach that allows us to offer tailor-made promotions to specific sectors of our subscriber base," stated Napoleon L. Nazareno, PLDT President and CEO .

Smart’s extensive infrastructure and robust platform enable it to maintain its leadership in developing innovative voice and text packages that offer the most value and variety to its customers.

Smart’s wireless broadband service - branded SmartBro (ang broadband ng bayan) - has grown its wireless broadband subscriber base to over 259,000 at the end of September 2007, adding nearly 138,000 new subscribers in the first nine months of 2007, a growth of about 114%. Smart now has 2,678 wireless broadband-enabled base stations providing high-speed internet access to over 625 cities and municipalities all over the Philippines. Wireless broadband revenues grew 205%, from P554 million in the first nine months of 2006 to about P1.7 billion in the first nine months of 2007. SmartBro is an integral part of the PLDT Group’s strategy to be at the forefront of “broadbanding” the country.

PLDT Fixed Line: Addressing the Challenges

Fixed Line service revenues decreased by 1% to P35.7 billion in the first nine months of 2007 from P35.9 billion in the first nine months of 2006 mainly on account of the stronger peso. The gains realized in broadband and corporate data revenues were balanced by the decline in our traditional fixed line voice revenues. Our dollar-linked revenues arising from the local exchange and ILD businesses continue to be adversely impacted by the appreciation of the U.S. dollar/peso exchange rate. Had the peso not appreciated by 9% in the first nine months of 2007 and remained relatively stable, fixed line revenues would have reported an increase of P1.5 billion or a growth rate of 3% year-on-year.

Retail DSL continued to grow as broadband subscribers reached approximately 230,000 at the end of September 2007, representing net additions of over 96,000 subscribers in the first nine months of the year. PLDT also had approximately 270,000 subscribers using our Vibe dial-up Internet service as of the end of the period. PLDT DSL and Vibe contributed P2.9 billion in revenues for the first nine months of 2007, up 13% from P2.6 billion for the same period in 2006.

Fixed line EBITDA in the first nine months of 2007 declined to P19.2 billion, driven by the decrease in revenues and the increase in certain cash operating expenses, including the cost of the manpower rightsizing program which rationalized further our fixed line manpower complement. Headcount has been reduced by over 600, bringing total manpower down to just over 8,000. As a consequence, EBITDA margin for the period was 54%.

Exhibit 2

"We remain committed to executing our revitalization efforts for the fixed line business which are centered on the NGN upgrade and its related processes. The proposed sale of Piltel’s fixed line business will also bring together the PLDT Group’s LEC businesses such that these LEC businesses can derive greater operating efficiencies.” Nazareno said.

ePLDT: Gearing up for Growth

ePLDT, the Group’s Information and Communications Technology arm, reported service revenues of P7.4 billion for the first nine months of 2007, a 96% increase from the P3.8 billion revenue achieved last year. This was driven by the continued growth in call center revenues through ePLDT Ventus and the consolidation of SPi Technologies, Inc. (SPi), after its acquisition in July 2006. Despite their significant growth, ePLDT’s revenues were likewise adversely impacted by the strong appreciation of the peso since approximately 86% of its service revenues are denominated in U.S. Dollars. ePLDT would have reported a 113% growth in revenues if the peso had remained stable year-on-year. ePLDT’s revenues now account for 7% of the PLDT Group’s consolidated revenues.

EBITDA grew 46% to P803.0 million in the first nine months of 2007 from P551.5 million in the first nine months of 2006. EBITDA margin declined to 11% due to the 9% appreciation of the peso which reduced revenues by P633.8 million, the higher compensation and benefits costs associated with new employee incentive schemes and the extended lead time required to effect an orderly migration of SPi’s medical and other transcription business from the United States to Asia, particularly the Philippines.

ePLDT Ventus operates seven facilities with combined seats of over 5,800 and an employee base of over 6,300. Consolidated call center revenues increased 23% to P2.4 billion as it continued to expand its client base and improve capacity utilization.

SPi, on the other hand, generated revenues of P4.0 billion in the first nine months of 2007, of which 37% came from its publishing business, 39% from its healthcare unit and another 24% from its legal vertical. Its recent acquisition of Springfield Service Corporation, a US-based medical billing and accounts receivable management service provider, is expected to boost its healthcare business as it completes its revenue cycle management offering.

“We continue to foresee strong growth in our outsourcing business and, to this end, are in the process of increasing our sales organization. We have also developed and adopted new technology applications in SPi to reduce dependence on licensed solutions. In addition, we are managing the functional integration of SPi and Ventus around certain areas where we can benefit from shared services. These initiatives have resulted in an improving EBITDA and profit picture for SPi starting this third quarter which should continue on to the rest of this year and 2008,” said Ray C. Espinosa, ePLDT President and CEO

Exhibit 2

Capital Management: Taking Steps towards an Optimal Structure

Earlier today, the PLDT Board of Directors approved the solicitation of consents from holders of its outstanding 11.375% Notes due 2012 (the “2012 Notes”) to effect certain proposed amendments to the indenture governing the 2012 Notes and a solicitation of consents from holders of its outstanding 10.5% Notes due 2009 (the “2009 Notes”) and 8.35% Notes due 2017 (the “2017 Notes”) to effect certain proposed amendments to the indenture governing the 2009 Notes and 2017 Notes.

The proposed amendments will, once effective, amend the covenants in the 2012 Notes relating to the limitation on restricted payments. The proposed amendments will also, once effective, amend the covenants in the 2009 Notes, the 2012 Notes and the 2017 Notes relating to the limitation on dividends. Specifically, the proposed amendments would give PLDT greater flexibility to make certain restricted payments, amend limitations on PLDT paying dividends or distributions, and reduce PLDT’s permitted leverage ratios pursuant to the terms of the notes.

PLDT’s key financial indicators including revenues, profitability and operating cash flows have improved over time compared to when the notes were issued. PLDT has utilized cash flow from operations and dividends from its wholly-owned cellular subsidiary, Smart, to substantially reduce debt while resuming payment of dividends to its shareholders from 2005 onwards.

PLDT is focused on maintaining its market leadership, investing in new growth areas to boost its core telecommunications business and diversifying its revenue sources.

As such, the proposed amendments will enable PLDT to pursue an efficient capital structure by adjusting its dividend and distribution policy. PLDT believes that the existing Limitation on Restricted Payments and the existing Limitation on Dividends, constrain its ability to pursue these objectives.

Moreover, consistent with its prudent capital management, the Company is proposing to amend existing bond covenants to tighten the maximum allowed net debt to EBITDA ratio and the net debt to equity.

Outlook for 2007

“The sustained strength in our core numbers and our sturdy underlying fundamentals, as manifested in our robust nine months’ numbers, point to another year of record-high core profitability. In that light, we are upgrading our core earnings forecast for the year to be between P34.5- P35 billion, up from the P32 billion that we had estimated at the beginning of the year,” Chairman Manuel V. Pangilinan stated.

“The bond consent solicitation exercise approved earlier today is consistent with our commitment to improving shareholder returns. The successful execution of this solicitation exercise will provide PLDT with greater flexibility relating to dividend declarations, capital distribution, and investments decisions that will help grow the business further,” Pangilinan added.

###

Page 9 of 11

Exhibit 2

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

Exhibit 2

For further information, please contact:

Anabelle L. Chua Melissa V. Vergel de Dios Ramon R. Isberto

Tel. No.: 816-8213 Tel. No.: 816-8024 Tel. No.: 511-3101

Fax No.: 844-9099 Fax No. 810-7138 Fax No. 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Exhibit 3

November 6, 2007

Philippine Stock Exchange

Disclosure Department

4/F PSE Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto regarding the Company’s commencement of solicitation of consents from holders of the Company’s 11.375% Notes due 2012, 10.5% Notes due 2009 and 8.35% Notes due 2017 to effect certain proposed amendments to the indentures governing said Notes.

This shall serve as our disclosure in compliance with the PSE Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 3

November 6, 2007

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 3

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,186,117 As of September 30, 2007	N/A	N/A
	Total No. of Stockholders	Domestic	Foreign

-----------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 3

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. 6 November 2007

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 3

11. Item 9 (Other Events)

Attached hereto is a copy of a press release regarding the Company’s commencement of solicitation of consents from holders of the Company’s 11.375% Notes due 2012, 10.5% Notes due 2009 and 8.35% Notes due 2017 to effect certain proposed amendments to the indentures governing said Notes.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

November 6, 2007

Exhibit 3

PLDT Press release

Not for release, publication or distribution to any Italian Person or in, or into, Italy

Philippine Long Distance Telephone Company

Consent Solicitation for its

US$250,000,000 11.375% Notes due 2012, and

Consent Solicitation for its

US$175,000,000 10.5% Notes due 2009 and US$300,000,000 8.35% Notes due 2017

Manila, Philippines, November 6, 2007 – Philippine Long Distance Telephone Company (“PLDT”) announced today that it has commenced a solicitation of consents from holders of its outstanding 11.375% Notes due 2012 (the “2012 Notes”) to effect certain proposed amendments to the indenture governing the 2012 Notes (the “2012 Notes Consent Solicitation”), and a solicitation of consents from holders of its outstanding 10.5% Notes due 2009 (the “2009 Notes”) and 8.35% Notes due 2017 (the “2017 Notes”) to effect certain proposed amendments to the indenture governing the 2009 Notes and 2017 Notes (the “2009/2017 Notes Consent Solicitation”).

Capitalized terms used in this press release shall have the meanings ascribed to them in the Consent Solicitation Statements dated November 6, 2007.

Proposed amendments. The proposed amendments will, once effective, amend the covenants in the 2012 Notes relating to the Limitation on Restricted Payments. The proposed amendments will also, once effective, amend the covenants in the 2009 Notes, the 2012 Notes and the 2017 Notes relating to the Limitation on Dividends. Specifically, the proposed amendments would give PLDT greater flexibility to make certain restricted payments, amend limitations on PLDT paying dividends or distributions, and reduce PLDT’s permitted leverage ratios pursuant to the terms of the notes.

PLDT’s key financial indicators including revenues, profitability and operating cash flows have improved over time compared to when the notes were issued. PLDT has utilized cash flow from operations and dividends from its wholly-owned cellular subsidiary, Smart, to substantially reduce debt while resuming payment of dividends to its shareholders from 2005 onwards. At the PLDT Group level, total debt has been reduced by 56% from US$3,526 million as of June 30, 2002 (when the 2012 Notes were issued) to US$1,550 million as of September 30, 2007. At the PLDT Parent level, total debt has been reduced by 70%, from US$2,868 million as of June 30, 2002 to US$855 million as of September 30, 2007. Credit ratings agencies have acknowledged these improvements by upgrading PLDT’s credit profile above the sovereign ratings of the Republic of the Philippines. PLDT’s foreign currency long-term credit ratings from Standard & Poor’s Rating Services, a division of the McGraw Hill Companies, Inc. (“S&P”) and Moody’s Investors Services, Inc. (“Moody’s”) have improved from BB to BB+ and from Ba3 to Ba2 respectively. The Republic of the Philippines is now rated BB- by S&P and B1 by Moody’s.

Page 6 of 8

Exhibit 3

PLDT is focused on maintaining its market leadership, investing in new growth areas to boost its core telecommunications business and diversifying its revenue sources. PLDT is also focused on pursuing an efficient capital structure by adjusting its dividend and distribution policy to maintain an optimal level of cash on its balance sheet. PLDT believes that the existing Limitation on Restricted Payments and the existing Limitation on Dividends, constrain its ability to pursue these objectives.

PLDT’s debt capacity is currently limited by the limitation on debt in the 2012 Notes which specifies a maximum Consolidated Leverage Ratio of 3.5x. PLDT’s debt capacity is also limited by the Maintenance of Leverage Ratio in the 2009 Notes and the 2017 Notes which specifies a maximum ratio of Long Term Debt to Tangible Net Worth of 3.0x. To demonstrate its continued commitment to maintaining a prudent capital structure, PLDT will simultaneously tighten its debt capacity under both these limitations. The maximum Consolidated Leverage Ratio will be reduced to 3.0x from 3.5x. The maximum ratio of Long Term Debt to Tangible Net Worth will be reduced to 2.5x from 3.0x.

2012 Notes Consent Solicitation. The 2012 Notes Consent Solicitation will expire at 11:00 A.M., New York City time, on Tuesday, November 27, 2007, unless extended or earlier terminated (the “Expiration Time”). Holders of the 2012 Notes that deliver valid consents prior to 11:00 A.M., New York City time, on Tuesday, November 20, 2007 (the “Early Consent Deadline”) will receive a consent payment of US$6.25 for each US$1,000 principal amount of the 2012 Notes for which consents have been accepted. Holders of the 2012 Notes that deliver valid consents after the Early Consent Deadline but on or prior to the Expiration Time will receive a consent payment of US$3.75 for each US$1,000 principal amount of the 2012 Notes for which consents have been accepted.

The terms and conditions of the 2012 Notes Consent Solicitation, including PLDT’s obligation to accept the consents delivered and pay the applicable consent payment, are set forth in PLDT’s Consent Solicitation Statement dated November 6, 2007. PLDT may amend, extend or, subject to certain conditions, terminate the 2012 Notes Consent Solicitation.

2009/2017 Notes Consent Solicitation. The 2009/2017 Notes Consent Solicitation will expire at 11:00 A.M., New York City time, on Tuesday, November 27, 2007, unless extended or earlier terminated (the “Expiration Time”). Holders of the 2009 Notes or 2017 Notes that deliver valid consents prior to 11:00 A.M., New York City time, on Tuesday, November 20, 2007 (the “Early Consent Deadline”) will receive a consent payment of US$5.00 or US$6.25, respectively, for each US$1,000 principal amount of the 2009 Notes or 2017 Notes for which consents have been accepted. Holders of the 2009 Notes or 2017 Notes that deliver valid consents after the Early Consent Deadline but on or prior to the Expiration Time will receive a consent payment of US$2.50 or US$3.75, respectively, for each US$1,000 principal amount of the 2009 Notes or 2017 for which consents have been accepted.

The terms and conditions of the 2009/2017 Notes Consent Solicitation, including PLDT’s obligation to accept the consents delivered and pay the applicable consent payment, are set forth in PLDT’s Consent Solicitation Statement dated November 6, 2007. PLDT may amend, extend or, subject to certain conditions, terminate the 2009/2017 Notes Consent Solicitation.

Exhibit 3

In connection with the 2012 Notes Consent Solicitation and the 2009/2017 Notes Consent Solicitation, PLDT has retained Deutsche Bank as the Solicitation Agent and D.F. King & Co, Inc. as the Information Agent and the Tabulation Agent. Full contact details of all parties are given on the back page.

Questions regarding the 2012 Notes Consent Solicitation or the 2009/2017 Notes Consent Solicitation and requests for the Consent Solicitation Statements dated November 6, 2007 may be directed to the Information Agent.

This press release shall not constitute a solicitation of consents with respect to any securities. Any such offer or solicitation will be made only by means of the Consent Solicitation Statements dated November 6, 2007.

This press release contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Any forward-looking statements in this news release are based on certain assumptions and expectations made by PLDT in light of its experience and expectations with respect to future developments and other factors it believes are appropriate in the circumstances. Forward-looking statements are not a guarantee of future events and actual results or developments may differ materially from expectations.

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business segments – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

The Solicitation Agent is:

Deutsche Bank AG, London Branch

Winchester House

1 Great Winchester Street

London EC2N 2DB

United Kingdom

Telephone: +44 (0) 207 545 8011 (London)

Telephone: +65 6423 5342 (Singapore)

Email: liability.management@db.com

The Information and Tabulation Agent is:

DF King & Co., Inc.

48 Wall Street

22nd Floor

New York, 10005

Telephone: +1 212 269 5550 (collect)

Telephone: +1 800 431 9645 (all other calls)

Exhibit 4

November 6, 2007

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that during the meeting of the Board of Directors of our Company on November 6, 2007, the following cash dividends were declared out of the unrestricted retained earnings of the Company as of December 31, 2006:

1.         A total of P12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2007, payable on December 15, 2007 to the holder of record on November 23, 2007.

2.         P1.00 per outstanding share of the Company’s Series G 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2007, payable on December 28, 2007, to the holders of record on December 6, 2007.

3.         P1.00 per outstanding share of the Company’s Series N 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2007, payable on December 28, 2007, to the holders of record on December 6, 2007.

4.         P1.00 per outstanding share of the Company’s Series P 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2007, payable on December 28, 2007, to the holders of record on December 6, 2007.

5.         P1.00 per outstanding share of the Company’s Series S 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2007, payable on December 28, 2007, to the holders of record on December 6, 2007.

Thank you.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 4

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,186,117 As of September 30, 2007	NA	NA
Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

_____________________
File Number	LCU

_____________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 4

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. 6 November 2007

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 4

Item 9 (Other Events)

We disclose that the Board of Directors of Philippine Long Distance Telephone Company (the “Company”), at its meeting held on November 6, 2007 declared, out of the unrestricted retained earnings of the Company as of December 31, 2006, the following cash dividends:

1. A total of P12,285,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending December 15, 2007, payable on December 15, 2007 to the holder of record on November 23, 2007.

2. P1.00 per outstanding share of the Company’s Series G 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2007, payable on December 28, 2007, to the holders of record on December 6, 2007.

3. P1.00 per outstanding share of the Company’s Series N 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2007, payable on December 28, 2007, to the holders of record on December 6, 2007.

4. P1.00 per outstanding share of the Company’s Series P 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2007, payable on December 28, 2007, to the holders of record on December 6, 2007.

5. P1.00 per outstanding share of the Company’s Series S 10% Cumulative Convertible Preferred Stock, for the annual period ending November 30, 2007, payable on December 28, 2007, to the holders of record on December 6, 2007.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

November 6, 2007

Exhibit 5

November 6, 2007

Philippine Stock Exchange

Disclosure Department

4/F PSE Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable information.

This shall serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 5

November 6, 2007

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Ms. Justina F. Callangan

Director, Corporation Finance Department

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with respect to certain discloseable information.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 5

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,186,117 As of September 30, 2007	NA	NA
Total No. of Stockholders	Domestic	Foreign

-----------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 5

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. 6 November 2007

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 5

11. Item 9 – Other Events

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (the “Company” or “PLDT”) held on November 6, 2007, the Board authorized the Company to purchase and acquire the fixed line business of Pilipino Telephone Corporation (Piltel), subject to the execution of a definitive agreement and fulfillment of certain closing conditions including the procurement of the requisite regulatory approvals. The purchase and acquisition of Piltel’s fixed line business, once completed, will bring together the PLDT Group’s local exchange (LEC) businesses such that these LEC businesses can derive operating efficiencies while extending to Piltel’s 40,415 fixed line subscribers the opportunity to benefit from the upgrades being undertaken at PLDT. PLDT has been managing Piltel’s fixed line business since July 2001 under a Facilities Management Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

November 6, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: November 6, 2007